UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


Form 12b-25                                   SEC File Number 0-15622
                                              CUSIP Number


                          NOTIFICATION OF LATE FILING


                                 (Check One):

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 2-F  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  June 30, 1997

_______________________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

_______________________________________________________________________________

     If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

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________________________________________________________________________________

Part I--Registrant Information
--------------------------------
_______________________________________________________________________________

Full Name of Registrant
- -----------------------

  ACTV Inc.

  Former Name, if Applicable:  N/A

  1270 Avenue of the Americas, Suite 2401
  -----------------------------------------------------------------------------
  Address of Principal Executive Office (Street and Number)

  New York, NY 10020
  -----------------------------------------------------------------------------
  City, State and Zip

Form 12b-25
Page Two


Part II--Rules 12b-25 (b) and (c)
-----------------------------------
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_______________________________________________________________________________

Part III--Narrative
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_______________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The filing agent for ACTV, Inc.(the "Company") was unable to establish a connection to the EDGAR System (the "System") prior to the 17:30 deadline on August 14, 1997 to file the Company's Form 10-Q (the "Filing"). The Company's agent had attempted to connect to the System for some time before the deadline, but was unable to do so as a result of especially heavy System volume. There were no obvious technical problems at the filing agent's end, and the agent continued to attempt to execute the Filing until a connection was finally established at 17:33 on August 14, 1997.

Since the problem leading to the Company's late filing was technical and System-based, the Company has formally requested that it be assigned an acceptance date of August 14, 1997 for the Filing.


_______________________________________________________________________________

Part IV--Other Information
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_______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification.

    Christopher C. Cline         212            262-2570
    -------------------------------------------------------------
          (Name)               (Area Code)   (Telephone Number)

Form 12b-25
Page Three


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If the answer is no, identify report(s).
                                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ ] Yes  [X] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                                   ACTV, Inc.
- ------------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 1997            By: /s/ Christopher C. Cline
                                      -----------------------------------------
                                      Senior Vice President (principal financial
                                      and accounting officer)